[LETTERHEAD OF RYAN BECK & CO., INC.]




November 10, 2005

VIA FACSIMILE AND EDGAR
-----------------------
(202) 772-9208

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re: Magyar Bancorp, Inc. (Registration Number 333-128392) Request for Acceleration of Effectiveness
                  -----------------------------------------
Ladies and Gentlemen:

     On behalf of Ryan Beck & Co., Inc. and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Magyar Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 2:00 p.m. on November 14, 2005, or as soon thereafter as may be practicable.

                                  Sincerely,

                                  /s/ Michelle Darcey

                                  Michelle Darcey
                                  Director